EDAP TMS S.A. REPORTS 2002 SECOND QUARTER FINANCIAL RESULTS
--Company Reiterates 2002 Financial Objectives--
--EDAP Prepares Resubmission of Ablatherm for FDA--

Vaulx-en-Velin, France, August 7, 2002-- EDAP TMS S.A. (Nasdaq: EDAP), a global leader in the development, marketing and distribution of a portfolio of minimally-invasive medical devices for the treatment of urological diseases, today reported financial results for the second quarter ended June 30, 2002.

Quarterly Results:

Revenues for the second quarter of 2002 were EUR 4.7 million (USD 4.5 million) as compared to EUR 6.3 million (USD 5.4 million) in the prior year period. The Company reported an operating loss for the three months ended June 30, 2002, of EUR 0.8 million (USD 0.8 million), compared to an operating loss of EUR 1.0 million (USD 0.9 million) for the three months ended June 30, 2001. The net loss for the period was EUR 1.2 million (USD 1.1 million) or EUR 0.14 per diluted share (USD 0.13), compared to a net income for the prior period of EUR 3.1 million (USD 2.7 million) or EUR 0.38 per diluted share (USD 0.33), including a one-time gain of EUR 3.5 million (USD 3.0 million) or EUR 0.43 per diluted share (USD 0.37) related to the exercise of 327,466 Urologix warrants.

Six Months Results:

For the six months ended June 30, 2002, the Company reported total revenues of EUR 9.8 million (USD 8.9 million) as compared to EUR 12.0 million (USD 10.6 million) a year earlier. The Company reported an operating loss for the six months ended June 30, 2002 of EUR 1.6 million
(USD 1.4 million), compared to an operating loss of EUR 1.4 (USD 1.2 million) for the six months ended June 30, 2001. The net loss for the period was EUR 10 thousand (USD 9 thousand) or EUR 0.00 per diluted share (USD 0.00), compared to the net income for the previous period of EUR 3.3 million (USD 2.9 million) or EUR 0.40 per diluted share (USD 0.36) including the previously noted gain of EUR 3.5 million (USD 3.0 million) or EUR 0.43 per diluted share (USD 0.37) for the second quarter of 2001.

Philippe Chauveau, EDAP's Chairman and Chief Executive Officer, commented, "Our results in the second quarter of 2002 continue to be in line with our expectations. The combined results of our two divisions for the first six months place EDAP in a solid position to meet the goals and expectations set forth at the beginning of this year.

"In the Urology Devices and Services division, we sold eight lithotripsy units in the quarter, which brought our year-to-date total machine sales to twelve units. This business continues its strong contribution to the overall Company with EUR 3.7 million in total revenues for the quarter. The lithotripsy division generates substantial interest among hospitals and physicians and we have a strong backlog of scheduled deliveries for the balance of the year.

"As we have previously stated, in our HIFU division we continue to expect that the Company will double its 2001 Ablatherm related revenues of EUR 1.6 million in 2002. In first half of this year, we have already generated EUR 1.5 million related to our HIFU division, well on the way to meeting our stated goal. Our expectations are based on the fact that EDAP is an early entrant in the HIFU market and is to date the only approved supplier of this technology for the treatment of prostate cancer in hospitals. Next, the Company has a well-established global platform for delivering this technology. Finally, EDAP is experienced in providing multiple equipment acquisition options for physicians and medical centers. In addition, there is evidence of growing interest in the medical and scientific community for this technology as illustrated both in a recent article published in the Journal of the National Cancer Institute entitled, 'High-Intensity Focused Ultrasound Makes Its Debut', as well as at the 2nd International Symposium on Therapeutic Ultrasound held in Seattle, Washington July 29 through August 2, 2002. This symposium, which included over 100 presentations, demonstrated that HIFU technology can be used successfully to treat a wide spectrum of various pathologies.

"During the quarter, the Company met with the FDA and is in the process of resubmitting a protocol for the Ablathem as a primary treatment for localized prostate cancer. We will continue to update our shareholders as we progress through this process," concluded Mr. Chauveau.

EDAP TMS S.A., is the global leader in the development, production, marketing and distribution of a portfolio of minimally invasive medical devices primarily for the treatment of urological diseases. The Company currently produces and markets devices for the minimally invasive treatment of localized prostate cancer, using High Intensity Focused Ultrasound (HIFU) and the treatment of urinary tract stones using Extra-corporeal Shockwave Lithotripsy (ESWL). The Company also produces and markets in Japan and Italy devices for the non-surgical treatment of benign Prostate Hyperplasia (BPH) using Microwave Thermotherapy (TUMT). The Company is also developing HIFU for the treatment of certain other types of tumors. For more information, in the U.S., contact EDAP Technomed Inc., the Company's U.S. subsidiary located in Atlanta, GA, by phone at (770) 446-9950.

This press release contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. These include statements regarding the Company's growth and expansion plans. Such statements are based on management's current expectations and are subject to a number of uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that may cause such a difference include, but are not limited to, those described in the Company's filings with the Securities and Exchange Commission

EDAP TMS S.A. CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED) (Amounts in thousands of Euro's and U.S. Dollars, except per share data)
	Three Months Ended :		Three Months Ended :
	June 30, 2002 Euros	June 30, 2001 Euros	June 30 , 2002 $US	June30, 2001 $US
Net sales of medical equipment	2,292	2,850	2,154	2,451
Net sales of spare parts, supplies and services	2,407	3,413	2,263	2,936

NET SALES	4,699	6,263	4,417	5,387
Other revenues	42	42	39	36

TOTAL REVENUES	4,741	6,305	4,456	5,423
Cost of sales	(2,739)	(3,947)	(2,575)	(3,395)

GROSS PROFIT	2,002	2,358	1,881	2,028
Research & development expenses	(645)	(844)	(606)	(726)
S, G & A expenses	(2,198)	(2,552)	(2,066)	(2,195)

Total operating expenses	(2,843)	(3,396)	(2,672)	(2,921)

OPERATING PROFIT (LOSS)	(841)	(1,038)	(791)	(893)
Interest (expense) income, net	116	(29)	109	(25)
Currency exchange gains (loss), net	(435)	796	(409)	684
Other income (loss), net	(3)	3,500	(3)	3,011

INCOME (LOSS) BEFORE TAXES AND MINORITY INTEREST	(1,163)	3,229	(1,094)	2,777
Income tax (expense) credit	(5)	(143)	(4)	(123)

NET INCOME (LOSS)	(1,168)	3,086	(1,098)	2,654

Earning per share - Basic	(0.15)	0.40	(0.14)	0.34
Average number of shares used in computation of EPS	7,781,731	7,783,539	7,781,731	7,783,539
Earning per share - Diluted	(0.14)	0.38	(0.13)	0.33
Average number of shares used in computation of EPS	8,140,735	8,162,053	8,140,735	8,162,053

NOTE: Translated for convenience of the reader to U.S. dollars at the year 2002 average three months noon buying rate of 1 Euro = 0.9399 USD, and year 2001 average three months noon buying rate of 1 Euro = 0.8601 USD.

EDAP TMS S.A. CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED) (Amounts in thousands of Euro's and U.S. Dollars, except per share data)
	Six Months Ended :		Six Months Ended :
	June 30, 2002 Euros	June 30, 2001 Euros	June 30, 2002 $US	June 30, 2001 $US
Net sales of medical equipment	4,839	4,627	4,369	4,096
Net sales of spare parts, supplies and services	4,863	7,258	4,390	6,426

NET SALES	9,702	11,885	8,759	10,522
Other revenues	119	116	107	103

TOTAL REVENUES	9,821	12,001	8,866	10,625
Cost of sales	(5,666)	(7,238)	(5,115)	(6,408)

GROSS PROFIT	4,155	4,763	3,751	4,217
Research & development expenses	(1,424)	(1,749)	(1,285)	(1,548)
S, G & A expenses	(4,285)	(4,365)	(3,869)	(3,864)

Total operating expenses	(5,709)	(6,114)	(5,154)	(5,412)

OPERATING PROFIT (LOSS)	(1,554)	(1,351)	(1,403)	(1,195)
Interest (expense) income, net	180	(68)	163	(60)
Currency exchange gains (loss), net	(463)	1,458	(418)	1,291
Other income (loss), net	2,036	3,572	1,838	3,162

INCOME (LOSS) BEFORE TAXES AND MINORITY INTEREST	199	3,611	180	3,198
Income tax (expense) credit	(209)	(347)	(189)	(307)

NET INCOME (LOSS)	(10)	3,264	(9)	2,891

Earning per share - Basic	0	0.42	0	0.37
Average number of shares used in computation of EPS	7,761,182	7,784,194	7,761,182	7,784,194
Earning per share - Diluted	0	0.40	0	0.36
Average number of shares used in computation of EPS	8,222,643	8,123,088	8,222,643	8,123,088

NOTE: Translated for convenience of the reader to U.S. dollars at the year 2002 average six months noon buying rate of 1 Euro = 0.9028 USD, and year 2001 average three months noon buying rate of 1 Euro = 0.8853 USD.

EDAP TMS S.A. CONSOLIDATED BALANCE SHEETS HIGHLIGHTS (UNAUDITED) (Amounts in thousands of Euro's and U.S. Dollars)

	June 30 , 2002 Euro	March 31, 2002 Euros	June 30, 2002 $US	March 31, 2002 $US
Cash, cash equivalents and short term investments	17,953	20,061	17,694	17,487
Investments available for sale	1,245	2,022	1,227	1,763
Total assets	43,820	45,840	43,189	39,958
Shareholders' Equity	33,079	35,516	32,602	30,959

NOTE: Translated for convenience of the reader to U.S. dollars at the noon buying rate of 1 Euro = 0.9856 USD, on June 30, 2002 and at the noon buying rate of 1 Euro = 0.8717 USD, on March 31, 2002.